                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 SCHEDULE 14D-9


         Solicitation/Recommendation Statement under Section 14(d)(4) of the Securities Exchange Act of 1934.



                              CHASE INDUSTRIES INC.
                            (Name of Subject Company)


                              CHASE INDUSTRIES INC.
                       (Name of Persons Filing Statement)


                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)


                                   161568-10-0
                      (CUSIP Number of Class of Securities)


     Martin V. Alonzo                             Copies to:
     President and Chief Executive Officer        Rodney L. Moore
     Chase Industries Inc.                        Vinson & Elkins L.L.P.
     14212 County Road M-50                       2001 Ross Avenue, Suite 3700
     Montpelier, Ohio  43543                      Dallas, Texas  75201

         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Bidders)

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

                     [CHASE INDUSTRIES INC. CORPORATE LOGO]


FOR IMMEDIATE RELEASE

     CHASE INDUSTRIES REPORTS THAT INVESTOR GROUP INCLUDING CITICORP VENTURE
                CAPITAL ANNOUNCES PLANS TO COMMENCE UNSOLICITED
                                TENDER OFFER FOR
                             CHASE INDUSTRIES STOCK

         MONTPELIER, OHIO, DECEMBER 18, 2000 - Chase Industries Inc. (NYSE: CSI) announced that an investor group including a unit of Citicorp Venture Capital Ltd. today issued a press release stating that it intends to commence an unsolicited tender offer for up to 2,300,000 shares (or 15%) of Chase Industries' outstanding voting common stock, at a price of $10.50 per share in cash. According to the release, the offer will expire January 31, 2001, and any shares not acquired in the tender offer will be acquired in a subsequent cash merger at the same price per share.

         The release states that the offer will be made by a newly formed corporation (named Chase Acquisition Corporation) which was organized by an investor group headed by Robert F.B. Logan that includes Court Square Capital Limited, a unit of Citicorp Venture Capital Ltd. Citicorp is Chase Industries' largest stockholder, holding approximately 47.7% of Chase Industries common stock (approximately 40% of which is held in nonvoting common stock as discussed below). According to the release, Citicorp's stock in Chase Industries will be contributed through Court Square Capital Limited to Chase Acquisition in exchange for ownership in Chase Acquisition. The release also states that the tender offer and the merger are subject to approval of Chase Industries' board of directors and customary conditions, including regulatory approvals and receipt of financing on the terms outlined in the investor group's financing commitment letter.

         The Board of Directors of Chase Industries has engaged Credit Suisse First Boston to advise it in connection with its evaluation of the proposed tender offer. The Board of Directors intends to formally respond to the proposed tender offer within 10 business days after the offer is commenced. The Board requests that holders of Chase Industries' common stock defer making a determination whether to accept or reject the tender offer until the security holders have been advised of the Board's position with respect to the offer.

         Chase Industries currently has a total of 9,135,427 shares of voting common stock and 6,150,118 shares of nonvoting common stock outstanding, all of which nonvoting shares are held of record by Citicorp Venture Capital. The nonvoting shares are convertible into voting common stock on a share for share basis at the option of the holder at any time, subject to any applicable regulatory limitations. Based on filings with the Securities and Exchange Commission and Chase Industries' records, Citicorp Venture Capital also owns 1,139,827 shares (or 1,140,227 shares when combined with shares held by Citicorp Inc., of which Citicorp Venture Capital is a wholly owned subsidiary) of voting common stock of Chase Industries, which shares represent approximately 12.5% of Chase Industries outstanding voting common stock. The 7,290,395 shares of voting and nonvoting common stock held by Citicorp Venture Capital and Citigroup Inc. represent approximately 47.7% of Chase Industries' outstanding common stock. If Citicorp

Venture Capital contributes its common stock to Chase Acquisition and Chase Acquisition purchases the shares of voting common stock to which the proposed tender offer relates, Chase Acquisition will own 37.7% (3,439,827 shares) of the outstanding voting common stock and 62.7% (9,589,945 shares) of all outstanding common stock of Chase Industries.

         Chase Industries also announced that it recently engaged
Robinson-Humphrey, a subsidiary of Salomon Smith Barney/Citigroup, to review all strategic alternatives for Chase Industries' subsidiary Leavitt Tube Company, including the sale of Leavitt Tube.

         Chase Industries, through its wholly owned subsidiaries Chase Brass & Copper Company and Leavitt Tube Company, is a leading manufacturer of free-machining and forging brass rod and structural and mechanical steel tubing and structural pipe.

         Chase Brass & Copper Company, employing more than 300 people at its Montpelier, Ohio, plant, is an ISO 9002 certified manufacturer and supplier of free-machining and forging brass rod in the United States and Canada. Its diverse customer base of more than 250 companies uses Chase Brass' "Blue Dot" trademark rod to produce a variety of products, such as plumbing fixtures, heating and air conditioning components, industrial valves, automotive parts, and numerical hardware components.

         Leavitt Tube Company is a leading producer of structural and mechanical steel tubing and structural pipe with plants in Chicago and Jackson, Mississippi, employing approximately 330 people. For the twelve months ended September 30, 2000, Leavitt's sales were $121 million and shipments exceed 250,000 tons. Leavitt's structural steel tubing is used in farm equipment, non-residential construction and other structural applications. Mechanical steel tubing is used in a broad range of consumer and commercial products, including furniture and fixtures, lawn-care products, storage racks, exercise equipment, bicycles and machine tools. Structural pipe is used for handrails, scaffolding and communication towers.

         HOLDERS OF CHASE INDUSTRIES' COMMON STOCK SHOULD READ CHASE INDUSTRIES' RECOMMENDATION STATEMENT REGARDING THE PROPOSED TENDER OFFER WHEN IT BECOMES AVAILABLE. THIS RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION REGARDING THE TENDER OFFER. HOLDERS OF CHASE INDUSTRIES' COMMON STOCK CAN OBTAIN THE RECOMMENDATION AND OTHER FILED DOCUMENTS FOR FREE AT THE WEBSITE OF THE SECURITIES AND EXCHANGE COMMISSION AT HTTP://WWW.SEC.GOV, OR FOR FREE FROM CHASE INDUSTRIES.

         This press release contains forward looking statements regarding the proposed tender offer for Chase Industries' common stock described herein. These statements are identified by words such as "will," "intends," and other words referring to events to occur in the future. The statements are based on information currently available to Chase Industries and are subject to a variety of risks and uncertainties, including the actual commencement of the proposed tender offer, Chase Industries' evaluation and recommendation with respect to the proposed tender offer, alternatives that may be pursued or other actions that may be undertaken by Chase Industries in response to or independent of the proposed tender offer, the number of shares tendered in response to the proposed tender offer and consummation of the proposed tender offer. Actual events, actions and effects of the proposed tender offer may depend on one or more of these risks and uncertainties and may vary materially from the future events, actions and effects described in this press release. Chase Industries undertakes no obligation to update any forward looking statements made in this press release.


For Further Information Contact:    Mike Segraves
                                    Chief Financial Officer
                                    (419) 485-3193